TRI-VISION INTERNATIONAL LTD./LTEE

56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.

Tel: (416) 361-0737
Fax: (416) 361-0923

February 12, 2003

03003982

03 FEB 24 AM 7:21

Office of International Corporate Finance
Securities & Exchange Commission
450 - 5 Street, N.W., Room 3094 (3-6)
Washington, D.C., U.S.A. 20549

Attention: Office of Applications & Report Services

SUPPL

Dear Sirs:

Re: Exemption No. 82-4501

Please find enclosed two copies of the unaudited Consolidated Interim Financial Statements for the nine months ended December 31st, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

PROCESSED
MAR 10 2003
THOMSON FINANCIAL

TRI-VISION INTERNATIONAL LTD./LTEE

Per: George A. Duguay

GAD/cd

Encl.

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

ASSETS	NOTES	As at Dec 31 2002 $	As at March 31 2002 $
CURRENT			
Cash and cash equivalents		1,978	615
Term deposits	3	1,942	1,297
Accounts receivable		2,304	3,311
Due from related party		72	72
Inventories		1,358	1,158
Prepaid expenses		49	42
		7,703	6,495
Term deposits	3	1,132	1,230
Deferred development costs		2,972	3,360
Capital assets, net		167	223
V-Chip license and Patents, net		11,391	12,088
		23,365	23,396
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT			
Accounts payable and accrued liabilities		2,660	2,119
Customers' deposits		116	262
Income taxes payable		54	171
		2,830	2,552
Government grants payable		495	330
		3,325	2,882
SHAREHOLDERS' EQUITY			
Capital stock	2	33,772	33,772
Contributed surplus		55	55
Deficit		(13,787)	(13,313)
		20,040	20,514
		23,365	23,396

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended December 31 2002 $	For three months ended December 31 2001 $	For nine months ended December 31 2002 $	For nine months ended December 31 2001 $
Revenue		3,499	1,780	9,855	7,090
Cost of sales		1,514	636	4,353	2,879
Gross profit		1,985	1,144	5,502	4,211
Selling, general and administrative		954	633	2,227	2,129
Research and development	4	280	227	758	701
V-Chip amortization and marketing		232	232	696	696
Legal expenses - V-Chip licensing	8	-	1,182	1,942	1,182
		1,466	2,274	5,623	4,708
Income(loss) before interest and income taxes		519	(1,130)	(121)	(497)
Interest income		18	9	56	74
Interest expense		(10)	(1)	(43)	(7)
Income(loss) before income taxe s		527	(1,122)	(108)	(430)
Provision for current income taxes		133	65	366	227
Net income(loss)		394	(1,187)	(474)	(657)
Deficit, beginning of period		(14,181)	(10,847)	(13,313)	(11,377)
Deficit, end of the period		(13,787)	(12,034)	(13,787)	(12,034)
Earnings per share		0.007	(0.022)	(0.009)	(0.012)
Fully diluted earnings per share		0.007	(0.021)	(0.008)	(0.012)

See notes to the consolidated financial statements

TRI-VISION INTERNATIONAL LTD./LTEE

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

Expressed in thousands of Canadian Dollars

	NOTES	For three months ended December 31 2002 $	For three months ended December 31 2001 $	For nine months ended December 31 2002 $	For nine months ended December 31 2001 $
CASH FLOW FROM OPERATING ACTIVITIES:					
Net income(loss)		394	(1,187)	(474)	(657)
Add charges to operations not involving cash					
Amortization of capital assets		20	21	58	57
Amortization of deferred development costs		129	168	388	505
Amortization of V-Chip license and patent		232	232	696	696
		775	(766)	668	601
Changes in non-cash working capital					
Account receivable		1,118	1,151	1,006	3
Inventories		(136)	95	(200)	261
Prepaid expenses		(21)	(33)	7	(18)
Accounts payable and accrued liabilities		(1546)	509	540	1,122
Income taxes payable (recoverable)		(157)	(100)	(116)	(55)
Customers' deposits		(764)	4	(146)	(201)
Cash flow from operating activities		(731)	860	1,759	1,713
CASH FLOW FROM INVESTING ACTIVITIES					
Term deposits		100	(410)	(557)	(805)
Additions to capital assets		-	(34)	(4)	(57)
Deferred development costs		-	(190)	-	(515)
Cash flow used in investing activities		100	(634)	(561)	(1,377)
CASH FLOW FROM FINANCING ACTIVITIES					
Bank indebtedness		-	-	-	(108)
Government grants received		-	83	165	224
Cash flow from (used in) financing activities		-	83	165	116
Net Increase in Cash & Cash Equivalents during the year		**(631)**	**309**	**1,363**	**452**
Cash and Cash Equivalents, beginning of year		**2,609**	**1,017**	**615**	**874**
CASH AND CASH EQUIVALENTS, END OF YEAR		**1,978**	**1,326**	**1,978**	**1,326**

See notes to the consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The interim consolidated financial statements include the accounts of Tri-Vision International Ltd/Ltée and its wholly-owned subsidiaries (collectively "the Company"). These interim financial statements should be read in conjunction with the most recently prepared annual financial statements.

These interim consolidated financial statements are prepared using accounting principles and methods of applications that are in conformity with Canadian generally accepted accounting principles ("Canadian GAAP"). These policies and methods of applications are the same as the most recent annual statements.

2. CAPITAL STOCK:

Authorized:

Unlimited number of Class "B" preference shares, non-voting, non cumulative discretionary dividends and retractable

Unlimited number of Class "C" preference shares, voting , non-cumulative, redeemable and retractable,

Unlimited number of common shares, No par value

53,580, 314 common shares have been issued for a total of **$ 33,771,986**

Stock options, Warrants and Convertible Securities outstanding:

On December 21, 2001 the Company granted stock options to certain directors to acquire 1,950,000 common shares exercisable at a price of $0.245 per share until December 21, 2004. All these stock options were vested and outstanding as at December 31, 2002,

On April 20, 2001 the Company granted an executive, options to acquire 100,000 common shares at an exercise price of $0.46 per share and as additional 100,000 common shares at an exercise price of $1.50 per share with an expiry date of April 20, 2003. All these stock options were vested and outstanding as at December 31, 2002.

On June 20, 2002, the Company granted Century Communications options to acquire 150,000 common shares at an exercise price of $0.46 per share with an expiry date of June 20, 2003. These stock options were vested and outstanding as at December 31, 2002.

On November 13, 2002 the Company granted a director, option to acquire 250,000 common shares at an exercise price of $0.38 per share with an expiry date of November 13, 2004. The options granted shall vest as to one-quarter immediately and as to a further one-quarter on the six, twelve and eighteen month anniversaries of the date hereof.

There are no outstanding warrants or Convertible Securities.

3. TERM DEPOSITS:

Term deposits held by the Company at December 31, 2002 mature at various date from January 06, 2003 to March 03, 2003 and are assigned as cash security against an outstanding letter of credit which expires on December 31, 2002. Although the term deposit mature, within one year after December 31, 2002 and the letter of credit expires on December 31, 2002, the Company is required to either renew the letter of credit with similar security or set aside cash in a restricted reserve fund as part of the licensing arrangement (note 8). At December 31, 2002, current liabilities include $1,942,178 (March 2002-$1,297,249) relating to such costs which may be paid using the funds held in term deposits. Accordingly the amount of $1,942,178 (March 2002-$1,297,249) held in term deposit has been classified as current assets.

4. RESEARCH AND DEVELOPMENT:

	December 31 2002 $	December 31 2001 $
Total research and development costs incurred during the year	383	725
Government assistance	(13)	(15)
	370	710
Deferred development costs	-	(515)
Amortization of deferred development costs	388	506
Net research and development costs incurred during the year	758	701

5. SEGMENTED INFORMATION:

The Company designs, manufactures, and supplies electronic products for customers in the cable television (CATV), multimedia and consumer electronic industries, which, in aggregate, form the cable television business. The Company manages its operations under one segment, which provides products to the cable television business. Operating expenses are managed at the total Company level by major type of expense category and as such are not allocated to the major revenue generating products. This represents the manner in which the Company is organized and managed for assessing performance and making resource allocation decisions.

The following table shows certain information with respect to product line revenues:

	December 31 2002 $	December 31 2001 $
V-Chip licensing and decoder	4,373	2,282
Converters	1,934	1,925
Transmitters	335	234
Cable equipment	2,873	2,159
Other	340	490
	9,855	7,090

A summary of revenue segmented to the customers' country of residence is as follows:

	December 31 2002 $	December 31 2001 $
Canada	949	1,527
United States	2,143	793
Japan	3,236	2,270
West Indies	889	779
Middle East	48	938
Other	2,590	783
	9,855	7,090

Assets are maintained only in Canada, and all expenses are incurred out of the Company's headquarters in Canada.

6. **RELATED PARTY TRANSACTIONS:**

(a) During the nine months ended December 31, 2002 rent of $135,000 (2001 - $135,000) was paid to Tri-Venture Investments. Some of the partners of Tri-Venture Investments are also the directors of the Company. The Companyhas leased space on a net net basis for its head office in Scarborough, Ontario. The lease expired on October 31, 1996. Management has agreed to lease the said premises on a month-to-month basis at a minimum rent of $15,000 per month.

(b) During the fiscal year 1999, $140,000 was advanced to a director of the Company of which $ 72,438 (2001 - $98,101) is still outstanding. The advances are unsecured, due on demand, and bear interest at the rate of 8.25% per annum.

The Company conducted these related party transactions on normal commercial terms and conditions.

7. **CONSOLIDATED STATEMENTS OF CASH FLOWS:**

	December 31 2002 $	December 31 2001 $
Cash paid for interest expense	43	7
Cash received from interest income	56	74
Cash paid for income taxes	493	191

8. **CONTINGENCIES**

Under the terms of the Company's licensing arrangement, the Company is required to pay for a portion of legal expenses incurred by a licensee in defending patent infringement claims relating to the technology licensed from the Company. The cumulative amount of legal costs that the Company is obligated to pay is capped at 46% of the cumulative royalty revenue from a certain TV manufacturer, the Company has earned from the licensing arrangement and is secured by a letter of credit provided by the Company's bank (note 3). Management believes that it has adequately provided for its obligation under the licensing arrangement.